Exhibit 4.3

Flushing Financial Corporation
1979 Marcus Avenue, Suite E140
Lake Success, New York 11042

July 1, 2006

STOCK OPTION ASSUMPTION AGREEMENT

Dear Optionee:

As you know, on June 30, 2006 (the “Closing Date”), Atlantic Liberty Financial Corp. (“ALFC”) merged with and into Flushing Financial Corporation (“FFC”), a Delaware corporation (the “Merger”) pursuant to the Agreement and Plan of Merger by and between FFC and ALFC dated December 20, 2005 (the “Merger Agreement”). In the Merger, each holder of shares of ALFC common stock could elect to receive (i) $24.00 in cash (the “Cash Consideration”), (ii) 1.43 shares (the “Exchange Ratio”) of FFC common stock (the “Stock Consideration”), or (iii) a combination of Cash Consideration and the Stock Consideration for each share of ALFC common stock. On the Closing Date you held one or more outstanding options to purchase shares of ALFC common stock granted to you under the ALFC 2003 Incentive Stock Benefit Plan (the “Plan”) and documented with a Stock Option Agreement(s) and any amendment(s) or waiver(s) thereto (collectively, the “Option Agreement”) issued to you under the Plan (the “ALFC Options”). In accordance with Section 3.4.2 of the Merger Agreement, on the Closing Date, FFC assumed all obligations of ALFC and succeeded to the rights of ALFC under the Plan. ALFC Options which holders thereof elected to convert into options to acquire shares of FFC common stock (the “FFC Options”) pursuant to Section 3.4.1(ii) of the Merger Agreement will be converted into FFC Options upon execution and delivery of this Stock Option Assumption Agreement (the “Agreement”). This Agreement evidences the assumption of the ALFC Options, including the necessary adjustments to the ALFC Options required by the Merger.

A schedule of your ALFC Options immediately before and after the Merger is attached to this Agreement. The post-merger adjustments are based on the Exchange Ratio and are intended to: (i) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Merger; and (ii) to the extent applicable by law, to retain incentive stock option (“ISO”) status under the Federal tax laws.

Following the Merger, unless the context otherwise requires, any references in the Plan and the Option Agreement (i) to the “Company” means FFC, (ii) to “Stock,” or “Common Stock” means shares of FFC common stock, (iii) to the “Board of Directors” or the “Board” means the Board of Directors of FFC and (iv) to the “Committee” means the Compensation Committee of the FFC Board of Directors. All references in the Option Agreement and the Plan relating to your status as an employee of ALFC will now refer to your status as an employee of FFC or any present or future FFC subsidiary. To the extent the Option Agreement allowed you to deliver shares of ALFC common stock as payment for the exercise price, shares of FFC common stock may be delivered in payment of the adjusted exercise price, and the period for which such shares were held as ALFC common stock prior to the Merger will be taken into account.

The grant date and the expiration date of your converted FFC Options remain the same as set forth in your Option Agreement, but all of your converted FFC Options are fully vested as a result of the Merger. All other provisions which govern either the exercise or the termination of your converted FFC Options remain the same as set forth in your Option Agreement, and the provisions of the Option Agreement (except as expressly modified by this Agreement and the Merger) will govern and control your rights under this Agreement to purchase shares of FFC common stock. Upon your termination of employment with FFC you will have the limited time period specified in your Option Agreement to exercise your converted FFC Options. Incentive Stock Options exercised more than three months after the date you cease to be an employee of FFC (one year in the case of death or disability) will be treated as Non-Statutory Stock Options for tax purposes.

To exercise your converted FFC Options, you must deliver to the FFC Human Resources Department (i) a written notice of exercise for the number of shares of FFC common stock you want to purchase, (ii) the adjusted exercise price, and (iii) all applicable taxes. The exercise notice and payment should be delivered to the following address:

Flushing Financial Corporation
Human Resources Department
1979 Marcus Avenue, Suite 140
Lake Success, New York 11042
Attention: Russ Fleishman

Nothing in this Agreement or your Option Agreement interferes in any way with your rights and FFC’s rights, which rights are expressly reserved, to terminate your employment at any time for any reason. Any future options, if any, you may receive from FFC will be governed by the terms of the FFC stock option plan, and such terms may be different from the terms of your converted FFC Options, including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and return it promptly to the address listed above. If you have any questions regarding this Agreement or your assumed ALFC Options, please contact Russ Fleishman at (718) 512-2717.

FLUSHING FINANCIAL CORPORATION

By:
A duly authorized officer of FFC

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands that all rights and liabilities with respect to each of his or her ALFC Options hereby assumed by FFC are as set forth in the Option Agreement, the Plan, and such Stock Option Assumption Agreement.

Date:	By:
Optionee

EXHIBIT A

Optionee’s Outstanding Options to Purchase Shares
of Atlantic Liberty Financial Corp. Common Stock under the
Atlantic Liberty Financial Corp. 2003 Incentive Stock Benefit Plan
(Pre-Merger)

Date of Option Agreement	Number of Incentive Stock Options (ISOs)	Number of Non-Statutory Stock Options (NSSOs)	Total Number of Options (ISOs and NSSOs)	Exercise Price

$18.50

Optionee’s Outstanding Options to Purchase Shares
of Flushing Financial Corporation Common Stock under the
Atlantic Liberty Financial Corp. 2003 Incentive Stock Benefit Plan
(Post-Merger)

Date of Stock Option Assumption Agreement	Number of Incentive Stock Options (ISOs)	Number of Non-Statutory Stock Options (NSSOs)	Total Number of Options (ISOs and NSSOs)	Exercise Price

July 1, 2006				$12.94